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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CONSOLIDATED RESOURCES GROUP, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

827087206

(Cusip Number)

J. Thomas Cookson, Esq.
Akerman, Senterfitt & Eidson, P.A.
One Southeast Third Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827087206

1.	Name of Reporting Person: BTSL Technologies Limited (Foreign person - no number available)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,967,161

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 6,967,161

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,967,161

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): CO

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     The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (this “Statement”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Item 1.	Security and Issuer.

This Statement relates to the common stock, $.001 par value per share (the “Common Stock”), of Consolidated Resources Group, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 975 S. Congress Avenue, Suite 102, Delray Beach, FL 33445.

Item 2.	Identity and Background.

This Statement is being filed by BTSL Technologies Limited, an Irish limited liability company (“BTSL”). The principal business and offices of BTSL are located at Suite 2127 Lagan House, Custom House Square IFSC, Dublin 1, Ireland. BTSL is in the business of acquiring and developing proven technologies which will provide sought after solutions to current environmental problems.

The name, address and principal occupation of each executive officer and director of BTSL are as follows:

Name	Title	Business Address	Principal Occupation	Citizenship

Oliver Madden	Executive Officer,	Suite 2127 Lagan House	Executive Officer
	Director	Custom House Square IFSC	of BTSL	Ireland
Dublin 1, Ireland
Padraic Maloney	Executive Officer,	Suite 2127 Lagan House
	Director	Custom House Square IFSC	Executive Officer
		Dublin 1, Ireland	of BTSL	Ireland
Gerard Mannion	Executive Officer,	Suite 2127 Lagan House
	Director	Custom House Square
		IFSC	Executive Officer
		Dublin 1, Ireland	of BTSL	Ireland

To the best knowledge of BTSL, no other individual or entity directly or indirectly controls BTSL.

None of BTSL or, to the best knowledge of BTSL, Messrs. Madden, Maloney or Mannion, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

BTSL originally acquired 20,000,000 shares of Common Stock from the Issuer on January 6, 2002 (the “Original Acquisition”), in exchange for 100% of the issued and outstanding capital stock of TecEnergy Enterprises Limited, an Irish limited liability company (“TecEnergy”). On January 7, 2002, BTSL transferred by stock dividend to its ordinary shareholders a total of 17,230,000 of the shares of Common Stock which BTSL received in the Original Acquisition and, immediately thereafter, BTSL beneficially owned a total of 2,770,000 shares of Common Stock. On August 10, 2002, BTSL consummated a redemption of certain of its preference shares in exchange for a total of 483,946 of the shares of Common Stock which BTSL received in the Original Acquisition and, immediately thereafter, BTSL beneficially owned a total of 2,286,054 shares of Common Stock.

On February 7, 2003, BTSL acquired an additional 6,881,107 shares of Common Stock from certain of its shareholders (including 1,924,500 shares of Common Stock from Mr. Maloney) in exchange for the issuance by BTSL to those shareholders of additional ordinary shares in BTSL and, immediately thereafter, BTSL beneficially owned a total of 9,167,161 shares of Common Stock. On February 10, 2003, BTSL transferred 2,200,000 shares of Common Stock to the Issuer as consideration for 100% of the issued and outstanding capital stock of TecEnergy and TecEnergy became a wholly-owned subsidiary of BTSL. Immediately thereafter, BTSL beneficially owned a total of 6,967,161 shares of Common Stock.

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As a result of these transactions, as of the date hereof, BTSL beneficially owns a total of 6,967,161 shares of Common Stock. Of these 6,967,161 shares of Common Stock, 6,467,161 shares (the “Escrowed Shares”) have been placed in an escrow account pursuant to the terms of an Escrow Agreement, dated as of February 10, 2003, by and among BTSL, the Issuer and the Escrow Agent thereto (the “Escrow Agreement”), and an Agreement, dated as of February 10, 2003, by and between BTSL and the Issuer (the “Agreement”). Pursuant to the terms of the Escrow Agreement and the Agreement, upon such time (but in no event later than April 27, 2003) as the Issuer pays BTSL a total of $245,000 in cash in accordance with an agreed upon schedule (the “Cash Payment”), the Escrow Agent will be instructed to release the Escrowed Shares to the Issuer (or, in certain circumstances, to other third parties) and, immediately thereafter, BTSL will beneficially own a total of 500,000 shares of Common Stock. In the event that the Issuer does not timely make the Cash Payment, then the Escrow Agent will be instructed to release all of the Escrowed Shares directly to BTSL and, immediately thereafter, BTSL will continue to beneficially own a total of 6,967,161 shares of Common Stock. To date, the Issuer has paid only $5,000 of the Cash Payment.

The descriptions of the Escrow Agreement and the Agreement contained in this Statement are qualified in their entirety by the full text of the Escrow Agreement and the Agreement which are filed herewith as Exhibit 1 and Exhibit 2, respectively.

Item 4.	Purpose of Transaction

BTSL may dispose of its shares of Common Stock or acquire additional shares of Common Stock depending on various factors, including, but not limited to, market conditions. BTSL is currently holding the Common Stock for investment purposes and may continue to do so. Neither BTSL nor, or to the best knowledge of BTSL, any other person named in Item 2 above, has any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, BTSL beneficially owns 6,967,161 shares of Common Stock, representing approximately 13.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 52,602,557 shares of Common Stock issued and outstanding as of February 14, 2003). Subject to the terms of the Escrow Agreement and the Agreement which currently prevent the disposition of the Escrowed Shares by BTSL, BTSL has the sole power to vote and the sole power to dispose of the 6,967,161 shares of Common Stock which it beneficially owns.

Other than as described in Item 3 above, there have been no other transactions in any securities of the Issuer effected by BTSL or, to the best knowledge of BTSL, any other person listed in Item 2 above during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

BTSL has issued options to purchase 1,000,000 shares of Common Stock at exercise prices ranging from $0.46 per share to $0.83 per share (the “Options”). The last of the Options expire on or before December 31, 2004. Except for the Options, and the Escrow Agreement and the Agreement described in Section 3 above, neither BTSL nor, to the best knowledge of BTSL, any other person listed in Item 2 above, is a party or subject to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Escrow Agreement, dated as of February 10, 2003, by and among BTSL, the Issuer and the Escrow Agent thereto

Exhibit 2	Agreement, dated as of February 10, 2003, by and between BTSL and the Issuer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BTSL Technologies Limited

By:	/s/ Padraic Maloney
Name:	Padraic Maloney
Title:	Executive Officer and Director

Date: April 29, 2003

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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